Exhibit 12.02

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	For the Twelve Months Ended
	Mar 31,	December 31,
Continuing operations	2018	2017	2016	2015	2014
1. Fixed charges:
A) Interest expense	$71,952	$69,576	$66,337	$63,877	$67,464
B) Amortization	1,853	1,823	1,835	1,884	2,063
C) Interest portion of rentals	1,758	1,642	1,453	1,395	1,777

Total fixed charges	$75,563	$73,041	$69,625	$67,156	$71,304

2. Earnings (as defined):
D) Pretax income from continuing operations	$219,800	$219,953	$178,007	$172,980	$180,469
Fixed Charges (1. above)	75,563	73,041	69,625	67,156	71,304

Total earnings as defined	$295,363	$292,994	$247,632	$240,136	$251,773

3. Ratio of earnings to fixed charges	3.91	4.01	3.56	3.58	3.53